UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Mastech Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57633B100

(CUSIP Number)

December 31, 2013

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	Schedule 13G

(1)	NAMES OF REPORTING PERSONS Sunil Wadhwani
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,080,086 (1)
(6) SHARED VOTING POWER
(7) SOLE DISPOSITIVE POWER 1,275,085 (1)
(8) SHARED DISPOSITIVE POWER
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,085(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.1%
(12)	TYPE OF REPORTING PERSON IN

(1) Adjusted to reflect five-for-four stock split on November 29, 2013.

Item 1	(a).	Name of Issuer:
Mastech Holdings, Inc.
Item 1	(b).	Address of Issuer’s Principal Executive Offices:
1000 Commerce Drive Suite 500 Pittsburgh, PA 15275
Item 2	(a).	Name of Person(s) Filing:
Sunil Wadhwani
Item 2	(b).	Address of Principal Business Office, or, if None, Residence:
1000 Commerce Drive Suite 500 Pittsburgh, PA 15275
Item 2	(c).	Citizenship:
United States
Item 2	(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share
Item 2	(e).	CUSIP Number:
57633B100
Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:
Not Applicable
Item 4.	Ownership:
	(a)	Amount beneficially owned:
1,275,085 (adjusted to reflect five-for-four stock split on November 29, 2013).
	(b)	Percent of class:
30.1%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
1,080,086 (adjusted to reflect five-for-four stock split on November 29, 2013).
(ii) Shared power to vote or to direct the vote:
Not Applicable
(iii) Sole power to dispose or to direct the disposition of:
1,275,085 (adjusted to reflect five-for-four stock split on November 29, 2013). **
(iv) Shared power to dispose or to direct the disposition of:
Not Applicable
Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of the Group.
Not Applicable
Item 10.	Certification:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	Sunil Wadhwani

	By:	/s/ Sunil Wadhwani

	Name:	Sunil Wadhwani

	Title:	Co-Chairman of the Board of Directors and Director

EXHIBIT A

**     Includes 194,999 (adjusted to reflect five-for-four stock split on November 29, 2013) shares held by two family trusts, as to which the Reporting Person serves as a co-trustee with the sole investment power and no voting power.